Exhibit 99.1

CONSULTING AND NON-CIRCUMVENTION AGREEMENT

This CONSULTING AND NON-CIRCUMVENTION AGREEMENT (this or the "Agreement"), dated as of January 2, 2008 (the “Effective Date”), is entered into by and between Trussnet/ChinaTel Group (the "Company"), and Sandy Haxby, an individual (the "Consultant").

WHEREAS, Consultant has extensive knowledge and experience in the matters that affect the business of the Company, the market in which the business is engaged, and access to individuals who may be interested in becoming business partners of the Company, as more fully set forth herein; and

WHEREAS, the Company desires to benefit from Consultant’s knowledge and expertise in introducing possible business partners to the Company;

NOW THEREFORE, in order to effect the foregoing, the Company and the Consultant wish to enter into a consulting agreement upon the terms and subject to the conditions set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.       Consulting Period and Services to be Provided. Beginning on the Effective Date and continuing on a month to basis until the earlier of the one year anniversary of the Effective Date or the termination of this Agreement pursuant to Paragraph 10 hereof (the "Consulting Period"), the Company hereby agrees to engage the Consultant, and the Consultant hereby agrees to perform services for the Company, upon request by the Company, on the terms and conditions set forth herein.

2.        Duties. During the Consulting Period, the Consultant shall serve as a consultant to the Company on a non-exclusive, independent basis, and will perform such services as the Company shall from time to time request, including but not limited to the Consulting Services set forth in Exhibit A hereto (the "Services"). The Consultant will perform the Services in a timely and professional manner and will not engage in any activities that will conflict with the performance of the Services or the interests of the Company, though nothing in this Agreement restricts Consultant from engaging in similar or different activities on behalf of other entities, including business competitors of the Company.

3.       Place of Performance. The Consultant shall perform the Services and conduct Consultant’s business at such locations as are reasonably acceptable to both Consultant and the Company.

4.         Confidentiality. Without the prior written consent of the Company, during the Consulting Period and thereafter, except (i) as reasonably necessary in the course of carrying out his duties hereunder or (ii) to the extent required by an order of a court having competent jurisdiction or under subpoena from an appropriate government agency, Consultant shall not directly or indirectly disclose, communicate or divulge any secret or confidential information of or pertaining to the Company, including, without limitation, any trade secrets, customer lists, customer profiles, prospective customer lists, mailing lists, receipts, documentation, computer programs, drawings, designs, information regarding product development, any work conducted by Consultant for the Company, marketing plans, sales plans, information relating to the Company’s strategy or plans, manufacturing plans, management organization information (including data and other information relating to members of the Board and management), operating policies or manuals, business plans, financial records or other financial, commercial, business or technical information relating to the Company or any of its subsidiaries or affiliates or information designated as confidential or proprietary that the Company or any of its subsidiaries or affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its subsidiaries or affiliates (collectively, “Confidential Information”), unless such Confidential Information has been previously disclosed to the public by the Company or has otherwise become available to the public (other than by reason of Consultant’s breach of this Section 4).

5.        Non-Circumvention. The Company shall not in any way attempt to circumvent, or circumvent, Consultant for the purpose of transacting or consummating any loan, financing arrangement, stock offering, or any other business or transaction with any person or entity introduced to the Company by Consultant directly or indirectly pursuant to this Agreement which shall (i) interfere with the relationship between such persons or entities and Consultant, or (ii) attempts to avoid or avoids the Company's obligations to pay Consultant the fees set forth herein. The Company, on behalf of itself and all of its affiliated persons, shall not make any contact with any person or otherwise be involved in any transaction with any person, to the exclusion of Consultant, introduced to the Company by Consultant for the purpose of providing the services herein and contemplated by the provisions of the Agreement. Company acknowledges that Consultant has contacts and relationships with the persons and business sources previously unknown to the Company which may be able to provide certain functions or resources to facilitate these transactions. The Company shall not contact, transact or conduct business with such sources of persons, without the prior written consent of Consultant.

6.       Non-Disparagement. Consultant will not at any time during the Term disparage, criticize, defame, or otherwise make any derogatory statements regarding the Company, its directors, officers, employees, or shareholders.

7.       Assignment of Discoveries and Intellectual Property Rights. All processes, improvements, formulations, ideas, inventions, designs and discoveries, whether patentable or not (collectively "Discoveries") and all patents, copyrights, trademarks, and other intangible rights (collectively "Intellectual Property Rights") that may be conceived, developed, expressed, or stated by Consultant, either alone or with others, during the Consulting Period in connection with or related to Consultant’s performances of Services hereunder or the Company shall be the sole property of the Company. Consultant shall take all action and execute and deliver all agreements, assignments and other documents, including, without limitation, all patent, copyright, and trademark applications and assignments, requested by the Company to establish the Company's rights under this paragraph and to vest in the Company title to all Discoveries and Intellectual Property Rights which are the property of the Company under this paragraph.

8.       Publicity. The Company shall have the right, in its sole discretion, to disclose to any third parties the existence of this Agreement and the fact that Consultant has agreed to provide the Services hereunder. Consultant shall not discuss with any third party the business of the Company or the nature of the Services without the Company’s prior consent.

9.        Independent Contractor.

(a)            During the Consulting Period, the Consultant shall be an independent contractor. It is intended by both the Consultant and the Company that the Services to be performed by the Consultant shall not result in an employer/employee relationship and the Consultant shall not be entitled to any benefits provided by the Company and/or its respective affiliates to its employees, including but not limited to coverage under any tax-qualified or nonqualified retirement plan.

(b)            The Consultant will at all times hold herself out as and represent herself to be an independent contractor, rather than an employee of the Company. As an independent contractor, the Consultant will have no right or authority to make or undertake any promise, warranty or representation or to execute any contract or otherwise assume any obligation or responsibility in the name of the Company and will not hold herself out as having such right or authority, except with the prior express approval of the Company. The Consultant agrees to comply with all of the Company’s policies and practices applicable to independent consultants.

(c)            Neither Federal, state or local income taxes nor payroll taxes of any kind shall be withheld or paid by the Company on behalf of the Consultant. The Consultant shall be responsible for payment of all taxes for remuneration received under this Agreement, including Federal, state and local income or self-employment tax and any other taxes or business license fees as required.

(d)            No workers compensation insurance shall be obtained by the Company concerning the Consultant.

10.        Compensation; Business Expenses.

(a)            As base compensation for the Services, during the Consulting Period, the Company shall pay Consultant at the rate of ten thousand USD ($10,000.00) per month for which Consultant provides the Services for the Company.

(b)            The Company shall reimburse Consultant for direct, out of pocket expenses reasonably incurred by Consultant in connection services provided to the Company hereunder; provided, however, that any expenditure or series of related expenditures shall be approved in advance by an authorized representative of the Company and shall be consistent with the expense reimbursement policy of the Company forth below:

(i)            In the event Consultant is able to secure or obtain during the Consulting Period from one or more companies approved by the Company in advance (“Target Companies”) on terms and conditions acceptable to the Company, Consultant shall receive an amount equal to a minimum of two and one half (2.5%) to any other agreed upon percentage between the Company and the Consultant, of the gross proceeds (whether in cash or in kind).

11.           Termination. This Agreement may be terminated:

(a)       by the Company or Consultant, upon thirty (30) days’ written notice

(b)     by mutual agreement of the parties hereto; or

(c)     by the Company or Consultant, if the other party is in breach in a material respect of any of his or its obligations under this Agreement and fails to remedy such breach (if curable) within three (3) days of receipt of a written notice by the other party which specifies the breach.

12.            Notices. All notices and other communications provided for herein shall be in writing and shall be made by hand delivery, by United States first class mail (registered, return receipt requested, postage prepaid) or overnight air courier guaranteeing next day delivery, addressed as follows:

If to the Consultant:

Sandy Haxby, Consultant

Email:

If to the Company:

George Alvarez, CEO
Trussnet/ChinaTel Group

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt. Except as otherwise provided in this Agreement, each such notice shall be deemed given, if personally delivered, at the time delivered; if mailed, five business days after being deposited in the mail; and, if sent by overnight air courier, the next business day after timely delivery to the courier.

13.            Miscellaneous.

(a)            Modification; Waiver. No provision of this Agreement may be modified or waived unless such waiver or modification is agreed to in writing signed by the party to be charged. No waiver by any party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b)            Survival; Severability. Sections 4, 5, 6, 7, 11 and 12 shall survive the termination hereof, whether such termination shall be by expiration of the Consulting Period in accordance with Section 2 or an early termination of the Consulting Period pursuant to Section 10 hereof. The invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity or enforceability of any of its other provisions.

(c)            Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties whether oral or written, by any officer, employee or representative of any party hereto, and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement.

(d)            Assignment. The Consultant may not assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, but the Company may assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, to any affiliate or successor to its business and such rights or obligations will inure to the benefit and be binding upon any such successor.

(e)            Headings. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(f)            Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to principles of conflicts of laws that would direct the application of another jurisdiction’s laws.

(g)            Representations. The Consultant hereby represents and warrants to the Company that the Consultant has the legal capacity and authority to execute and deliver this Agreement and perform his obligations hereunder and that the performance of the Services by the Consultant shall not conflict with or constitute a breach under any other agreement to which the Consultant is bound. Upon the Consultant’s execution and delivery of this Agreement, this Agreement is the legal, valid and binding obligation of the Consultant, enforceable against the Consultant in accordance with its terms.

(h)            Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date and year first above written.

January 2, 2008

By: /s/ George Alvarez Name: George Alvarez Title: CEO Dated: Jan 2, 2008 CONSULTANT By: /s/ Sandy Haxby Name: Sandy Haxby Dated: Jan 2, 2008

EXHIBIT A

Consultant’s Services

Pursuant to that certain agreement between Trussnet/ChinaTel Group (“Company”) and Sandy Haxby (“Consultant”) with an effective date of January 2, 2008 (“the Agreement”), Consultant has agreed to:

1)	Identify potential companies for mergers and acquisitions in and for the Company and introduce those to the Company

2)	Provide such other services as are reasonably requested by the Company from time to time including, but not limited to, due diligence, negotiations of intent (LOI), and contract terms.